EXHIBIT 99.1

For Immediate Release	Date: December 7, 2023
23-66-TR

Teck and Oldendorff Carriers Announce Agreement to Outfit Bulk Carrier with

Rotor Sails to Reduce Emissions

Vancouver, B.C. –  Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Oldendorff Carriers GmbH & Co. KG (“Oldendorff”) today announced an agreement to use wind propulsion to further reduce CO2 emissions in Teck’s supply chain. The joint investment will see the vessel Dietrich Oldendorff, which carries shipments of Teck steelmaking coal from the Port of Vancouver, outfitted with a Flettner Rotor system by mid-2024.

The Flettner Rotors generate lift from the wind, which is translated into additional thrust, thereby reducing fuel consumption on voyages across the Pacific. The addition of the rotors, along with other emission savings measures, is expected to reduce emissions by 55% resulting in an annual reduction of over 17,000 tonnes of CO2 emissions, equal to removing 3,500 gasoline-powered passenger vehicles from the road. Since the November 2021 announcement of the start of Teck and Oldendorff’s joint efforts to reduce supply chain emissions, an estimated 115,000 tonnes of CO2 emissions have been eliminated, the equivalent of removing over 25,000 gasoline-powered passenger vehicles from the road.

“This innovative agreement to utilize wind power in shipping will reduce the carbon footprint in Teck’s supply chain and help advance the development of green transportation corridors,” said Jonathan Price, President and CEO, Teck. “Teck is collaborating with our customers and suppliers to reduce emissions in our supply chain as part of our climate strategy.”

Patrick Hutchins, CEO of Oldendorff Carriers added. “We are excited to harness the power of the wind in the transpacific dry bulk trade with a progressive partner like Teck. Our mutual determination to drive a decarbonized supply chain can only be realized through cooperation and collaboration. The energy transition has begun, and we are prepared to make the necessary joint investments that will provide a meaningful reduction of emissions. Forty years of historical weather data show that the trade between the Pacific Northwest and Asia is one of the best trade lanes for producing reliable wind energy.”

Manufactured by Norsepower, the rotors are constructed in part with recycled materials from approximately 342,000 plastic bottles.

Teck and Oldendorff are also currently piloting the use of biofuel on another bulk carrier as another means to lower emissions.

As part of Teck’s Sustainability Strategy, Teck has 2030 climate goals including to reduce carbon intensity across operations by 33%, support partners in reducing global carbon intensity of steelmaking by 30%, and establish low-emission supply chain corridors, including support for a 40% reduction in shipping emission intensity, working with customers and transportation providers. These 2030 goals support

Teck’s goal to be a carbon-neutral operator by 2050. CIick here to learn more about Teck’s approach to taking action on climate change.

For a rendering of the Dietrich Oldendorff outfitted with a Flettner Rotor system: click here

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements relate to expectations with respect to the realized amount of CO2 emissions reduction and our long-term sustainability strategy, including but not limited to our 2030 and 2050 goals. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this press release are based on assumptions regarding commodity prices, general economic conditions and the performance of our business, achievement of emissions reduction in line with expectations, as well as our ability to achieve our climate goals and the longer-term impacts of those goals on our business, among other matters. The foregoing list of assumptions is not exhaustive. Factors that may cause actual results to vary include, but are not limited to, changes in commodity prices or general economic conditions, actual climate-change consequences, adequate technology not being available on acceptable terms, and changes in laws and governmental regulations or enforcement thereof that impact our operations or strategy. We assume no obligation to update forward-looking statements except as required under securities laws.

Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our annual information form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings under our profile.

About Oldendorff

Oldendorff Carriers is a 102-year-old family-owned shipping company operating a fleet of about 700 bulk carriers. The company is represented by 21 offices around the world with 11 bulk Transshipment projects and has a workforce of over 4,500 employees from 60 countries. www.oldendorff.com

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at  www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Oldendorff Contact:

Scott Jones

Director of Communications

+44 7423 431491

scott.jones@oldendorff.com